# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SHARKNINJA, INC., CIK 0001957132
CUSIP: G8068L108
Title of class of securities: Ordinary Shares, par value of $0.0001 per share
Address of issuer's principal executive offices: 89 A STREET, #100, Needham, Massachusetts (MA), 02494
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002001826

## Reporting persons
- CJ Xuning Wang: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 922,666; shared voting power 53,634,093; sole dispositive power 922,666; shared dispositive power 53,634,093; aggregate amount beneficially owned 54,556,759 (38.6% of the class)
  Comment: (1) Note to Item 9: Consists of (i) 326,333 ordinary shares held of record by JS&W Capital Holding Limited Partnership ("JS&W Capital Holding") as of December 31, 2025, the general partner of which is ultimately controlled by Mr. Wang, (ii) 53,307,760 ordinary shares held of record by JS&W Global Holding Limited Partnership ("JS&W Global Holding") as of December 31, 2025, the general partner of which is ultimately controlled by Mr. Wang, and (iii) 922,666 ordinary shares held by Mr. Wang as of December 31, 2025; (2) Note to Item 11: This percentage is calculated based on 141,158,026 ordinary shares outstanding as of December 31, 2025, as reported on the Issuer's Form 6-K dated February 11, 2026.
- JS&W Global Holding Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 53,307,760; sole dispositive power 0; shared dispositive power 53,307,760; aggregate amount beneficially owned 53,307,760 (37.8% of the class)
  Comment: (1) Note to Item 9: Consists of 53,307,760 ordinary shares held of record by JS&W Global Holding as of December 31, 2025, the general partner of which is ultimately controlled by Mr. Wang; (2) Note to Item 11: This percentage is calculated based on 141,158,026 ordinary shares outstanding as of December 31, 2025, as reported on the Issuer's Form 6-K dated February 11, 2026.
- JS&W Capital Holding Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 326,333; sole dispositive power 0; shared dispositive power 326,333; aggregate amount beneficially owned 326,333 (0.2% of the class)
  Comment: (1) Note to Item 9: Consists of 326,333 ordinary shares held of record by JS&W Capital Holding as of December 31, 2025, the general partner of which is ultimately controlled by Mr. Wang; (2) Note to Item 11: This percentage is calculated based on 141,158,026 ordinary shares outstanding as of December 31, 2025, as reported on the Issuer's Form 6-K dated February 11, 2026.

## Item 1. Issuer
Name of issuer: SHARKNINJA, INC.
Address of issuer's principal executive offices: 89 A STREET, #100 Needham, MA 02494

## Item 2. Person Filing
Name of person filing:
CJ Xuning Wang ("Mr. Wang")

JS&W Global Holding Limited Partnership ("JS&W Global Holding")

JS&W Capital Holding Limited Partnership ("JS&W Capital Holding")

(collectively, the "Reporting Persons")
Address of principal business office or, if none, residence:
The address of principal business office of Mr. Wang is c/o SharkNinja, Inc., 89 A Street, Needham, MA 02494.

The address of principal business office of JS&W Global Holding is Unit 1, 39/F, East Tower of Cheung Kong Center II, 10 Harcourt Road, Central, Hong Kong.

The address of principal business office of JS&W Capital Holding is Unit 1, 39/F, East Tower of Cheung Kong Center II, 10 Harcourt Road, Central, Hong Kong.
Citizenship:
Mr. Wang - Hong Kong, the People's Republic of China

JS&W Global Holding - Cayman Islands

JS&W Capital Holding - Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Mr. Wang: 54,556,759 ordinary shares;

JS&W Global Holding: 53,307,760 ordinary shares;

JS&W Capital Holding: 326,333 ordinary shares.
Percent of class:
Mr. Wang: 38.6%

JS&W Global Holding: 37.8%

JS&W Capital Holding: 0.2%

The foregoing percentages are calculated based on 141,158,026 ordinary shares outstanding as of December 31, 2025, as reported on the Issuer's Form 6-K dated February 11, 2026.
Sole power to vote or to direct the vote:
Mr. Wang: 922,666

JS&W Global Holding: 0

JS&W Capital Holding: 0
Shared power to vote or to direct the vote:
Mr. Wang: 53,634,093

JS&W Global Holding: 53,307,760

JS&W Capital Holding: 326,333
Sole power to dispose or to direct the disposition:
Mr. Wang: 922,666

JS&W Global Holding: 0

JS&W Capital Holding: 0
Shared power to dispose or to direct the disposition:
Mr. Wang: 53,634,093

JS&W Global Holding: 53,307,760

JS&W Capital Holding: 326,333

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated February 12, 2026, by and among CJ Xuning Wang, JS&W Global Holding Limited Partnership and JS&W Capital Holding Limited Partnership

## Signatures
- CJ Xuning Wang: /s/ CJ Xuning Wang, CJ Xuning Wang (02/12/2026)
- JS&W Global Holding Limited Partnership: /s/ CJ Xuning Wang, CJ Xuning Wang/Director of general partner of JS&W Global Holding Limited Partnership (02/12/2026)
- JS&W Capital Holding Limited Partnership: /s/ CJ Xuning Wang, CJ Xuning Wang/Director of general partner of JS&W Capital Holding Limited Partnership (02/12/2026)